

March 13, 2024

Anthony Smurfit
Group Chief Executive Officer
Smurfit WestRock Limited
Beech Hill, Clonskeagh
Dublin 4, D04 N2R2
Ireland

> **Re: Smurfit WestRock Limited**
> **Draft Registration Statement on Form S-4**
> **Submitted February 14, 2024**
> **CIK No. 0002005951**

Dear Anthony Smurfit:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4 Submitted on February 14, 2024

Cover Page

1.   Please revise the cover page of your prospectus to clearly disclose the number of securities being registered on this registration statement and the market for the securities. Further, please revise to include the page number of your risk factors. Refer to Item 501(b) of Regulation S-K and Item 1 of Form S-4.

Questions and Answers about the Combination and the WestRock Special Meeting
Q: When do you expect the Combination to be consummated?, page 10

2.   Please revise the Q&A to disclose which of the most material conditions of the Combination are able to be waived. Further, please revise the risk factor "It is possible that not all the Conditions will have been met at the time of the WestRock Special Meeting, and that Smurfit Kappa and/or WestRock may waive one or more of the

Conditions after receipt of the WestRock Stockholder Approval without re-soliciting the WestRock Stockholders' approval of the proposals approved by them" on page 40 to describe what kinds of conditions could be waived and the negative effects it could have.

Risk Factors

Risks Relating to the Combination

Upon Completion, certain change-of-control rights under agreements will or may be triggered..., page 42

3. We note your disclosure that certain change-of-control rights will or may be triggered as a result of the Combination. However, we note your other disclosures on page 192 that WestRock obtained consents that the Combination will not constitute a change in control under certain agreements. If material, please revise to provide comparable disclosure for Smurfit Kappa.

Risks Relating to Smurfit WestRock Following the Combination

Smurfit WestRock will be required to comply with the Sarbanes-Oxley Act..., page 45

4. We note you discuss, incorporated by reference from pages 22 and 35 of WestRock's Form 10-K, that you "launched a multi-year phased business systems transformation project" whereby your existing systems will transition to a standardized enterprise resource planning system, and that the resulting expected investment in fiscal 2024 will be approximately $220 million. We also note your disclosure that the effectiveness of your internal control over financial reporting could be adversely affected if this new system is not successfully implemented. Please revise to discuss how the Combination will affect this project and related risks.

Risks Relating to WestRock's Business, page 64

5. We note you discuss, incorporated by reference from page 21 of WestRock's Form 10-K, that you were negotiating agreements with the United Steelworkers Union, which expired in December 2023, and your employees at the Dayton facility. Please revise to provide the current status of these negotiations.

The Combination

Background of the Combination, page 86

6. We note your disclosure on page 88 that the parties considered but ultimately did not pursue a reverse Morris Trust transaction due to potential tax consequences. We also note your disclosures that from February 21, 2023 to August 14, 2023, the parties negotiated a transaction whereby WestRock stockholders would receive Smurfit Kappa shares, instead of those of Smurfit WestRock, for their WestRock stock. Please revise to elaborate on why you did not pursue the former structure.

<u>Recommendation of the Transaction Committee and the WestRock Board; Reasons for the Merger, page 99</u>

7. Refer to your disclosures under "Continuing Influence" in the fourth bullet on each of page 103 and 99. Please revise to elaborate on how you chose these six directors out of the current 12 WestRock directors to serve on Smurfit WestRock's board. In this regard, we note that WestRock stockholders recently elected these 12 directors at the annual meeting of stockholders on January 26, 2024 based on their qualifications, experience and skills.

8. Refer to your disclosures under "Synergies" in the fifth and first bullets on pages 103 and 100, respectively. Please revise to elaborate on the basis of your expectation that you expect "benefits derivable from an estimated in excess of $400 million in pre-tax run-rate synergies at the end of the first full year following Completion."

9. Refer to your disclosures under "Other Strategic Alternatives" in the ninth bullet on each of page 104 and 100 and under "Loss of Opportunity" in the first bullet on each of page 105 and 101. We also note your other disclosures that on March 31, 2023, the WestRock Board discussed the potential transactions with Company A and PE Firm A, and that PE Firm A discussed, among other alternatives, "a potential acquisition of WestRock with a preliminary value range per share of WestRock Stock in the 'high $30s' in cash." Please revise to elaborate on how the WestRock Board evaluated these alternative transactions. Please revise to discuss the conclusions the board made with respect to each of Company A and PE Firm A, quantifying where applicable, and how the WestRock Board ultimately decided Smurfit Kappa's offer was superior to these offers.

<u>Opinions of WestRock's Financial Advisors</u>
<u>Opinion of Lazard Freres & Co. LLC</u>
<u>Selected Publicly Traded Companies Analysis, page 110</u>

10. Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis for each of WestRock and Smurfit Kappa. Please explain the basis for such exclusions, if any.

<u>Miscellaneous, page 115</u>

11. We note your disclosure that in the past two years, Lazard "acted as financial advisor to WestRock in connection with ongoing strategic, financial and corporate preparedness advisory work during this time and in connection with WestRock's acquisition of Grupo Gondi in 2022, and as financial advisor to Smurfit Kappa in connection with an investor study in 2021." Please revise your disclosure to quantify the compensation paid to the financial advisor.

12. We note your disclosure that Lazard did not "indicate that any given consideration constituted the only appropriate consideration for the Combination." Please advise how this disclosure complies with Item 1015(b)(5) of Regulation M-A or revise.

Opinion of Evercore Group L.L.C.

Selected Publicly Traded Companies Analysis, page 120

13. Please revise to state whether the advisor excluded any companies meeting the selection criteria from the analysis for each of WestRock and Smurfit Kappa. Please explain the basis for such exclusions, if any.

Miscellaneous, page 126

14. We note your disclosure that Evercore did not recommend "that any specific amount of consideration constituted the only appropriate consideration in the Combination for the holders of WestRock Stock." Please advise how this disclosure complies with Item 1015(b)(5) of Regulation M-A or revise.

Certain WestRock Unaudited Financial Information, page 127

15. We note your disclosures in paragraph 1 of each of page 128 and 130 that certain important factors may adversely affect your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected sales and the factors or contingencies that would affect such growth ultimately materializing.

16. We note that your financial projections present six years of forecasts. Please revise to discuss the basis of the projections beyond year three and if the forecasts reflect more than assumptions about growth rates.

Certain Smurfit Kappa Unaudited Financial Information, page 131

17. We note your disclosures in paragraph 4 of each of page 131 and 133 that certain important factors may adversely affect your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected sales and the factors or contingencies that would affect such growth ultimately materializing.

18. We note that your financial projections present five years of forecasts. Please revise to discuss the basis of the projections beyond year three and if the forecasts reflect more than assumptions about growth rates.

Debt Financing, page 141

19. We note your disclosure that Smurfit Kappa entered into a Bridge Facility Agreement with certain lenders totaling up to $1.5 billion to fund the Cash Consideration. We also note your disclosure on page 142 that "[f]ollowing Completion, Smurfit Kappa's obligations under the Bridge Facility will be guaranteed by Smurfit WestRock." Please revise to elaborate on the risks to Smurfit WestRock resulting from this guarantee and any

known trends that are reasonably likely to impact the company's liquidity and capital resources to service this debt. Further, please file the Bridge Facility Agreement. Refer to Item 601(b)(10) of Regulation S-K or tell us why such exhibit is not required.

Security Ownership of Certain Beneficial Holders, Directors and Management of WestRock, page 256

20.   Please add a table that reflects the ownership of Smurfit WestRock after the transaction.

Executive Compensation, page 301

21.   In your next amendment, please provide the historical information required by Item 402 of Regulation S-K for Anthony Smurfit, Ken Bowles and the other named executive officers here and under the "Golden Parachute Compensation" section. Refer to Item 18(a)(7)(ii) of Form S-4.

Director Compensation, page 305

22.   Please provide the disclosure to be included in this section in your next amendment, including the historical information required by Item 402 of Regulation S-K for each person who will serve as a director. Refer to Item 18(a)(7)(ii) of Form S-4.

Experts, page 307

23.   We note that you incorporated by reference WestRock Company's annual report on Form 10-K for the fiscal year ended September 30, 2023. Please revise your disclosure to provide the information required by Item 509 of Regulation S-K as it pertains to WestRock Company's independent registered public accounting firm.

Part II: Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-2

24.   Please revise to include the following exhibits in your exhibit index:
   - Offer Letters with each of the identified Smurfit WestRock executive officers;
   - Executive Short-Term Incentive Plan;
   - Executive Severance Plan;
   - Smurfit WestRock 2024 Long-Term Incentive Plan;
   - Subsidiaries of the registrant;
   - Consent of Lazard Freres & Co. LLC;
   - Consent of Evercore Group L.L.C; and
   - Consent of each director nominee who will be appointed to your board of directors upon the effectiveness of the registration statement. Refer to Rule 438 of the Securities Act.

Anthony Smurfit
Smurfit WestRock Limited
March 13, 2024
Page 6

<u>Signatures, page II-5</u>

25.   Please revise to include the registrant's name in the signature line.

<u>General</u>

26.   Please furnish the information required by Item 510 of Regulation S-K. Refer to Item 9 of Form S-4.

27.   Please revise to comply with Item 404 of Regulation S-K. Refer to Item 18(a)(7)(iii) of Form S-4.

    Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Victor Goldfeld